MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act); Ontario (section 75(2) of the Securities Act); Alberta (section 146(1) of the Securities Act).

1.	Reporting Issuer

American Bonanza Gold Mining Corp. Suite 1606 – 675 West Hastings Street Vancouver, BC V6B 1N2

PHONE: (604) 699-0023

2.	Date of Material Change

October 23, 2003

3.	Press Release

Press release dated October 23, 2003 was disseminated by CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the TSX Venture Exchange and the applicable regulatory authorities via SEDAR on October 23, 2003.

4.	Summary of Material Change(s)

The Company announced completion of the previously announced public offering and brokered private placement with Canaccord Capital Corporation (“Canaccord”).

5.	Full Description of Material Change

American Bonanza Gold Mining Corp. (the “Corporation”) announced it has completed both the previously announced public offering and private placement of securities for gross proceeds of $11,000,000. The public offering was pursuant to a Short Form Offering Document dated October 6, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of the Corporation at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by its agent Canaccord Capital Corporation ("Canaccord").

Each unit of the public offering is comprised of one common share and one half of a non- transferable common share purchase warrant with each whole warrant entitling the holder to acquire one common share at a price of $0.35 until October 23, 2005 while each unit of the private placement is comprised of one common share and one half of a transferable common share purchase warrant with each whole warrant entitling the holder to acquire one common share at a price of $0.35 until October 23, 2006.

Canaccord as sole agent for both the public offering and private placement were paid an agent's fee of 7% on the gross proceeds and agent's warrants equal to 10% of the units sold. The Corporation also issued a corporate finance fee to Canaccord of 1,195,000 units with each unit consisting of one common share and one whole common share purchase warrant. All of the securities relating to the private placement are subject to Exchange and Securities Act hold periods expiring February 23, 2004.

The proceeds from these financings will be used primarily for exploration drilling, resource definition drilling, underground development and feasibility related activities at the Copperstone gold project located in Arizona, United States.

6.	Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 146(2) of the Securities Act (Alberta) Reliance on Section 75(3) of the Securities Act (Ontario)

N/A

7.	Omitted Information

None.

8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Giulio T. Bonifacio Suite 1606 – 675 West Hastings Street Vancouver, BC V6B 1N2 Telephone: (604) 699-0023

9.	Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of this ____ day of October, 2003.

“Giulio T. Bonifacio”
Giulio T. Bonifacio, Executive Vice-President